UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Compliance with Nasdaq Minimum Bid Price Rule

On June 1, 2025, NWTN Inc., a Cayman Islands exempted company (the “Company”), received a letter from Listing Qualifications Department (the “Staff”) at The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it has regained compliance with the $1.00 minimum bid price required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”).

As previously disclosed, on February 18, 2025, the Company received a deficiency notice from the Staff, notifying the Company that its Class B Ordinary Shares, with par value $0.0001 per share (the “Ordinary Shares”), failed to comply with the Bid Price Rule based upon the closing bid price of the Ordinary Shares for the 31 consecutive business days prior to the date of Staff’s deficiency notice.

In the June 1, 2025 letter, the Staff confirmed that the closing bid price of the Company’s Ordinary Shares had been at $1.00 per share or greater for 12 consecutive business days, from May 14, 2025 to May 30, 2025, and accordingly Staff has closed this matter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer

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